EXHIBIT 21.1
FRED’S, INC.
SUBSIDIARIES OF REGISTRANT
Fred’s, Inc. has the following subsidiaries, all of which are 100% owned:

Name	State of Incorporation
Fred’s Stores of Tennessee, Inc.	Tennessee
Fred’s Capital Management Company, Inc.	Delaware
National Equipment Management and Leasing, Inc.	Tennessee
Fred’s Capital Finance, Inc.	Delaware
Insurance Value Protection Group, LTD	British Virgin Islands